Exhibit 1.01

THE EASTERN COMPANY
CONFLICT MINERALS REPORT
REPORTING YEAR: 2019

COMPANY OVERVIEW

The operations of The Eastern Company (the “Company”) consist of three business segments: industrial hardware, security products, and metal products. The industrial hardware segment produces turnkey returnable packing solutions, designs and manufactures blow mold tools, latching devices for use on industrial equipment and instrumentation, composite panels used primarily in the transportation, as well as a broad line of proprietary hardware designed for truck bodies and other vehicular type equipment. The security products segment manufactures and markets a broad range of locks for traditional general purpose security applications as well as specialized locks for soft luggage, coin-operated vending and gaming equipment, and electric and computer peripheral components. This segment also manufactures and markets coin acceptors and metering systems to secure cash used in the commercial laundry industry and produces cashless payment systems utilizing advanced smart card technology. The metal products segment produces anchoring devices used in supporting the roofs of underground coal mines and specialty products, which serve the construction, automotive, railroad and electrical industries.

During 2019 the Company identified certain of its products were likely to contain conflict minerals, as that term is defined by Rule 13p-1 under the Securities Exchange Act, due to the presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers “OEM”, or from utilization of conflict minerals in manufacturing processes employed by the Company suppliers.  Supplier parts obtained by the Company and used in the Company products include electronic component such as motors, switches, harnesses, connectors and various electronic switch locks the Company contracts to manufacture. The Company does not directly purchase any of the Conflict Minerals and instead purchases components for use in higher level assemblies.  The Company is therefore several levels removed from the actual mining of conflict minerals.  The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or an adjoining country.  The Company has a Conflict Minerals Policy that is available on its website at www.easterncompany.com under “Corporate Governance”.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Subsequent to the Companies initial assessment that certain supplier parts are likely to contain conflict minerals, the Company conducted a reasonable country of origin inquiry “RCOI” to determine which of the Company-utilized parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country.  The Company contacted each of its suppliers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines.  Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e- Sustainability Initiative “EICC-GeSI” Conflict Minerals Reporting Template.  Of the suppliers identified as supplying the Company with product in 2019 containing Conflict Minerals and subsequently contacted, several replied that the source of the Conflict Minerals was uncertain or provided the name and address of smelters not contained on the EICC – GeSI Conflict Minerals Reporting Template.  Therefore, in accordance with Rule 13p-1 under the Securities Exchange Act, the Company proceeded to engage in due diligence regarding the sources and chain of custody of its conflict minerals.

DUE DILIGENCE - STANDARD UTILIZED

The Company designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development “OECD” Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

DUE DILIGENCE - PROCESS

The Eastern Company due diligence exercise included:

1.  Submitting the EICC - GeSI Conflict Minerals Reporting Template to each supplier of parts potentially containing conflict minerals.  That template provided a standardized method for The Eastern Company to use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in the Company’s products for sale to end use customers.

2. Supplying the EICC-GeSI's Conflict Free Smelter “CFS” reference list, this is a listing of known smelters to be validated as with Conflict Free minerals.

3. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as "conflict free" by the EICC-GeSI Conflict Free Sourcing program.  The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

In numerous instances the Company received, after repeat inquiries, conflicting or incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals.  Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response.  For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, the Company contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.  No supplier to our EICC-GeSI response stated that conflict minerals were sourced from the Democratic Republic of the Congo or an adjoining country or certified smelters sourcing from legitimate mines in the covered countries. Of the several hundred suppliers the Company purchases from, several suppliers could not identify the smelter of the conflict mineral or the country where the Conflict Minerals were smelted. If a supplier stated that conflict minerals in its product were not sourced from the Democratic Republic of the Congo or an adjacent country but did not substantiate that information, the Company proceeded to verify that supplier response.  Typically, verification involved a more detailed review of the supplier's smelter response and, where possible, discussion with the supplier.  If a supplier's response could not be validated through details provided to the Company with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Company EICC-GeSI template summary.

DUE DILIGENCE - RESULTS

The Eastern Company has determined in good faith that for calendar year 2019, its Conflict Minerals status resulting from its due diligence efforts shows a portion to be DRC Conflict Undeterminable.

DUE DILLIGENCE – INDEPENDENT PRIVATE SECTOR AUDIT

The Company has retained Fiondella, Milone & LaSaracina, LLP to conduct an independent private sector audit of this Conflict Minerals Report in accordance with standards established by the Comptroller General of the United States, and has obtained an independent private sector audit of this Conflict Minerals Report which constitutes an audit certification.  A copy of the audit certification is attached to this Conflict Mineral Report.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that the Company will take in reporting year 2020 to mitigate the risk that the Company conflict minerals benefit or finance armed groups are as follows:

1. The Company will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2020;

2. The Company will again request information and supporting data from each supplier providing parts to the Company that are subject to 2020 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3. The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company 2020 conflict minerals reporting.

4. The Company will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2020.

5. The Company will encourage smelters and refiners to obtain Conflict Free Status through the EICC-GESI voluntary compliance program.

6. The Company will submit an audit report of its Conflict Minerals Report prepared by an independent private sector auditor with respect to the Conflict Minerals in any of its products that are DRC conflict undeterminable.

Report of Independent Accountants

To the Board of Directors of
The Eastern Company
Naugatuck, Connecticut

We have examined whether the design of The Eastern Company’s (the Company) due diligence framework as set forth in the Due Diligence – Standard Utilized section of the Conflict Minerals Report for the reporting period from January 1, 2019 to December 31, 2019, is in conformity, in all material respects, with the criteria set forth in the Organization of Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition 2016 (OECD Due Diligence Guidance), and whether the Company's description of the due diligence measures it performed, as set forth in Due Diligence – Process section of the Conflict Minerals Report for the reporting period from January 1, 2019 to December 31, 2019, is consistent, in all material respects, with the due diligence process that the Company undertook.

Management is responsible for the design of the Company's due diligence framework and the description of the Company's due diligence measures set forth in the Conflict Minerals Report, and performance of the due diligence measures. Our responsibility is to express an opinion on the design of the Company's due diligence framework and on the description of the due diligence measures the Company performed, based on our examination. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the standards applicable to attestation engagements contained in Government Auditing Standards, issued by the Comptroller General of the United States, and, accordingly, included examining, on a test basis, evidence about the design of the Company's due diligence framework and the description of the due diligence measures the Company performed, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Our examination was not conducted for the purpose of evaluating:

•	The consistency of the due diligence measures that the Company performed with either the design of the Company's due diligence framework or the OECD Due Diligence Guidance
•	The completeness of the Company's description of the due diligence measures performed
•	The suitability of the design or operating effectiveness of the Company's due diligence process

•	Whether a third party can determine from the Conflict Minerals Report if the due diligence measures the Company performed are consistent with the OECD Due Diligence Guidance
•	The Company's reasonable country of origin inquiry (RCOI), including the suitability of the design of the RCOI, its operating effectiveness, or the results thereof
•	The Company's conclusions about the source or chain of custody of its conflict minerals, those products subject to due diligence, or the DRC Conflict Free status of its products.

Accordingly, we do not express an opinion or any other form of assurance on the aforementioned matters or any other matters included in any section of the Conflict Minerals Report other than the design of the Company's due diligence framework as set forth in the Due Diligence – Standard Utilized section and the Company's description of the due diligence measures it performed, as set forth in the Due Diligence – Process section referenced in the first paragraph above.

In our opinion, the design of the Company's due diligence framework for the reporting period from January 1, 2019 to December 31, 2019, as set forth in the Due Diligence – Standard Utilized section of the Conflict Minerals Report is in conformity, in all material respects, with the OECD Due Diligence Guidance, and the Company's description of the due diligence measures it performed as set forth in the Due Diligence – Process section of the Conflict Minerals Report for the reporting period from January 1, 2019 to December 31, 2019, is consistent, in all material respects, with the due diligence process that the Company undertook.

/s/Fiondella, Milone & LaSaracina LLP
Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
May 26, 2020